UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 9)*

                            NATIONAL EDUCATION CORPORATION
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     635 771-10-8
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 11, 1995
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

          Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                     Page 2 of 21
                           Exhibit Index Located on Page 20

          CUSIP No. 635 771-10-8     SCHEDULE 13D              Page 3 of 21




       1   Name of Reporting Person                BK CAPITAL PARTNERS II, L.P.

           IRS Identification No. of Above Person                    94-3048313
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b)

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   5,336,781*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              5,336,781*


       11   Aggregate Amount Beneficially Owned by Each              5,336,781*
            Reporting Person

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares

       13   Percent of Class Represented by Amount in Row 11             15.2%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.

          CUSIP No. 635 771-10-8     SCHEDULE 13D              Page 4 of 21




       1   Name of Reporting Person               BK CAPITAL PARTNERS III, L.P.

           IRS Identification No. of Above Person                    94-3091845
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b)

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   5,336,781*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              5,336,781*


       11   Aggregate Amount Beneficially Owned by Each              5,336,781*
            Reporting Person

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares

       13   Percent of Class Represented by Amount in Row 11             15.2%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.

          CUSIP No. 635 771-10-8     SCHEDULE 13D              Page 5 of 21




       1   Name of Reporting Person                BK CAPITAL PARTNERS IV, L.P.

           IRS Identification No. of Above Person                    94-3139027
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b)

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   5,336,781*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              5,336,781*


       11   Aggregate Amount Beneficially Owned by Each              5,336,781*
            Reporting Person

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares

       13   Percent of Class Represented by Amount in Row 11             15.2%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.

          CUSIP No. 635 771-10-8     SCHEDULE 13D              Page 6 of 21




       1   Name of Reporting Person                                BK-NEC, L.P.

           IRS Identification No. of Above Person                    94-3160834
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b)

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   5,336,781*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              5,336,781*


       11   Aggregate Amount Beneficially Owned by Each              5,336,781*
            Reporting Person

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares

       13   Percent of Class Represented by Amount in Row 11             15.2%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.

          CUSIP No. 635 771-10-8     SCHEDULE 13D              Page 7 of 21




       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           IRS Identification No. of Above Person                    94-3205364
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b)

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   5,336,781*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              5,336,781*


       11   Aggregate Amount Beneficially Owned by Each              5,336,781*
            Reporting Person

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares

       13   Percent of Class Represented by Amount in Row 11             15.2%*


       14   Type of Reporting Person                                     PN, IA


     *    See response to Item 5.

          CUSIP No. 635 771-10-8     SCHEDULE 13D              Page 8 of 21




       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b)

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   5,336,781*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              5,336,781*


       11   Aggregate Amount Beneficially Owned by Each              5,336,781*
            Reporting Person

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares

       13   Percent of Class Represented by Amount in Row 11             15.2%*


       14   Type of Reporting Person                                         CO


     *    See response to Item 5.

          CUSIP No. 635 771-10-8     SCHEDULE 13D              Page 9 of 21




       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 556 42 3196
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b)

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)


       6   Citizenship or Place of Organization                             USA


                          7    Sole Voting Power                         13,840

         NUMBER OF
          SHARES          8    Shared Voting Power                   5,336,781*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    13,840
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              5,336,781*


       11   Aggregate Amount Beneficially Owned by Each              5,350,621*
            Reporting Person

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares

       13   Percent of Class Represented by Amount in Row 11             15.2%*


       14   Type of Reporting Person                                         IN


     *    See response to Item 5.

          CUSIP No. 635 771-10-8     SCHEDULE 13D             Page 10 of 21




       1   Name of Reporting Person                             THE COMMON FUND

           IRS Identification No. of Above Person                    23-7037968
       2   Check the Appropriate Box if a Member of a Group             (a)

                                                                        (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)


       6   Citizenship or Place of Organization                        New York


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   2,751,170*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,751,170*


       11   Aggregate Amount Beneficially Owned by Each              2,751,170*
            Reporting Person

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares

       13   Percent of Class Represented by Amount in Row 11              7.8%*


       14   Type of Reporting Person                                         CO


     *    See response to Item 5.


          CUSIP No. 635 771-10-8     SCHEDULE 13D             Page 11 of 21



             Item 1.  Security and Issuer

             This Amendment No. 9 (the "Amendment") to Schedule 13D relates to shares of common stock (the "Common Stock") of National Education Corporation, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 18400 Von Karman Avenue, Irvine, CA 92715.

             This Amendment is being filed because of the conversion and subsequent distribution of certain securities, as described in Item 5 below.

             Item 2.   Identity and Background

             This Amendment is filed on behalf of BK Capital Partners II, L.P., a California limited partnership ("BK II"), BK Capital Partners III, L.P., a California limited partnership
             ("BK III"), BK Capital Partners IV, L.P., a California limited partnership ("BK IV"), BK-NEC, L.P., a California Limited partnership ("BK-NEC"), Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."),
             Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."), Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc., and The Common Fund, a New York non-profit corporation.

             BK II, BK III, BK IV and BK-NEC are each California limited partnerships whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of BK II, BK III, BK IV and BK-NEC, and the investment adviser to The Common Fund.

             RCBA, L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


          CUSIP No. 635 771-10-8     SCHEDULE 13D             Page 12 of 21




                                                           Principal
              Name and         Business         Citizen-   Occupation
              Office Held      Address          ship       or Employment

              Richard C. Blum  909 Montgomery   USA        President and
              President,       St.                         Chairman,
              Chairman and     Suite 400                   RCBA, L.P.
              Director         San Francisco,
                               CA

              Thomas L.        40 Wall Street   USA        Chairman, Loeb
              Kempner          New York, NY                Partners
              Director         10005                       Corporation,
                                                           Investment
                                                           Banking
                                                           Business

              Nils Colin Lind  909 Montgomery   Norway     Managing
              Managing         St.                         Director,
              Director and     Suite 400                   RCBA, L.P.
              Director         San Francisco,
                               CA
              George A.        909 Montgomery   USA        Managing
              Pavlov           St.                         Director and
              Managing         Suite 400                   Chief
              Director, Chief  San Francisco,              Financial
              Financial        CA                          Officer, RCBA,
              Officer and                                  L.P.
              Director

              Alexander L.     909 Montgomery   USA        Managing
              Dean             St.                         Director of
              Managing         Suite 400                   Investments,
              Director of      San Francisco,              RCBA, L.P.
              Investments and  CA
              Director
              Peter E.         909 Montgomery   USA        Managing
              Rosenberg        St.                         Director of
              Managing         Suite 400                   Investments,
              Director of      San Francisco,              RCBA, L.P.
              Investments and  CA
              Director

              Michael Kane     909 Montgomery   USA        Managing
              Managing         St.                         Director of
              Director of      Suite 400                   Investments,
              Investments      San Francisco,              RCBA, L.P.
                               CA


          CUSIP No. 635 771-10-8     SCHEDULE 13D             Page 13 of 21




              Jeffrey W.       909 Montgomery   USA        Managing
              Ubben            St.                         Director of
              Managing         Suite 400                   Investments,
              Director of      San Francisco,              RCBA, L.P.
              Investments      CA
              Donald S.        3 Embarcadero    USA        Howard, Rice,
              Scherer          Center                      et al. (law
              Secretary        Suite 700                   firm)
                               San Francisco,
                               CA  94111


             The Common Fund is a New York non-profit corporation principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The name, business address and present principal occupation of each of the trustees and executive officers of The Common Fund are as follows (all are United States citizens):

             Trustees

             Paul J. Aslanian                 Robert D. Flanigan, Jr.
             Vice President for Finance       Vice President for Business
	       and Planning		        and Financial Affairs
	     Swarthmore College                 & Treasurer
             500 College Avenue               Spelman College
             Swarthmore, PA  19087-1397       350 Spelman Lane, S.W.
                                              Box 589
             John B. Carroll                  Atlanta, GA  30314-4399
             President
             GTE Investment Management	      Caspa L. Harris, Jr.
               Corp.                          Route 1, Box 509
             Tresser Boulevard                Waterford, VA  22190
             Seventh Floor
             Stamford, CT  06901              Norman G. Herbert
                                              Treasurer and Investment
             Mayree C. Clark                    Officer
             Managing Director, Global        University of Michigan
               Research			      5032 Fleming Administration
             Morgan Stanley & Co., Inc.         Building
             1251 Avenue of the Americas      Ann Arbor, MI  48109-1340
             New York, NY  10020

          CUSIP No. 635 771-10-8     SCHEDULE 13D             Page 14 of 21



             William Hromadka                 Andre F. Perold
             Treasurer and Assoc. Sr.         Sylvan C. Coleman Professor
               Vice President                   of Financial Management
             University of Southern           Harvard University Graduate
               California                       School of Business
             University Park, Treasurer's       Administration
               Office                         Morgan Hall, 367, Soldiers
             BKS 402 - Bookstore Building       Field
             Los Angeles, CA  90089-2541      Boston, MA  02163

             Lyn Hutton                       Todd E. Petzel
             Vice President Finance and       Executive Vice President
               Treasurer                        Business Development
             Dartmouth College                Chicago Mercantile Exchange
             6008 Parkhurst Hall, Room        30 South Wacker Drive
               102                            Chicago, IL  60606
             Hanover, NH  03755-3529
                                              Robert S. Salomon, Jr.
             David M. Lascell                 Principal & Founder
             Partner                          STI Management LLC
             Hallenbeck, Lascell,             106 Dolphin Cove Quay
               Norris & Zorn                  Stamford, CT  06902
             One Exchange Street
             Rochester, NY  14614-1403        William T. Spitz
                                              Treasurer
             John T. Leatham                  Vanderbilt University
             Chairman                         102 Alumni Hall
             Security Health Managed Care     Nashville, TN  37240-0159
             1925 Calvin Court
             River Woods, IL  60015           David K. Storrs, President
                                              The Common Fund
             Louis W. Moelchert               450 Post Road East
             Vice President for Business      Westport, CT  06881-0909
               and Finance
             University of Richmond
             Campus Drive, Room 202
             Maryland Hall
             Richmond, VA  23173


          CUSIP No. 635 771-10-8     SCHEDULE 13D             Page 15 of 21



             The executive officers of The Common Fund who are not Trustees are as follows (the business address for each person is The Common Fund, 450 Post Road East, Westport, CT
             06881-0909):

             John S. Griswold, Jr.            Curt R. Tobey
             Senior Vice President            Senior Vice President

             Maria L.C. Tapia                 Gary P. Watson
             Senior Vice President            Chief Operating Officer and
                                              Secretary


             To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Item 3.   Source and Amount of Funds or Other Consideration

             The source of funds for the previous purchases of securities was the working capital of the Reporting Persons.

             Item 4.   Purpose of Transaction.

             As previously reported in the initial Schedule 13D and subsequent Amendments thereto, certain of the Reporting Person and other persons purchased from the Issuer $20 million in aggregate principal amount of the Issuer's Senior Subordinated Convertible Debentures due 2006 (the "Debentures"). On September 11, 1995, the Debentures were converted into 5,000,000 shares of Common Stock at a conversion price of 4.00 per share; the Issuer also issued an additional 20,635 shares of Common Stock to certain of the Reporting Persons as payment for accrued but unpaid interest. In addition to Common Stock acquired in connection with the conversion of the Debentures, BK II, BK III, BK IV and The Common Fund previously owned directly an aggregate of 1,063,410 shares of Common Stock, and Mr. Blum individually owned 2,840 shares of Common Stock and presently exercisable options to acquire an additional 11,000 shares of Common Stock. As reported in Item 5(c) below, certain shares of Common Stock acquired in connection with the Debentures were subsequently distributed in kind by certain Reporting Persons.


          CUSIP No. 635 771-10-8     SCHEDULE 13D             Page 16 of 21



             The Reporting Persons originally acquired the Common Stock and Debentures for investment purposes. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own.

             Mr. Blum continues to serve on the Issuer's Board of Directors.

             Other than as set forth in this statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the consequences listed in paragraphs
             (a)-(j) of Item 4 of Schedule 13D, although they may in the future take actions which would have such consequences.

             Item 5.   Interest in Securities of the Issuer

             (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 35,088,233 shares of Common Stock issued and outstanding as of October 6, 1995. Based on such information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:

                                          Shares of
                                           Common           Percentage
              Name                       Stock Owned           Owned
              BK II                        701,658              2.0%

              BK III                       827,992              2.4%

              BK IV                         20,900              0.1%
              BK-NEC                     1,019,583              2.9%

              RCBA L.P.                     15,478              0.0%
              The Common Fund            2,751,170              7.8%
                                         _________             _____


                        Total            5,336,781             15.2%
                                         =========             =====

             Because voting and investment decisions concerning the above shares are made by RCBA L.P., the Reporting Persons may be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of


          CUSIP No. 635 771-10-8     SCHEDULE 13D             Page 17 of 21



             5,336,781 shares of the Common Stock, which is 15.2% of the outstanding Common Stock. However, The Common Fund expressly disclaims membership in such a group and disclaims beneficial ownership of securities owned by any other person.

             As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. In addition, Mr. Blum has sole beneficial ownership of 13,840 shares of Common Stock, consisting of 2,840 shares of Common Stock owned directly and 11,000 options currently exercisable or exercisable within 60 days. If Mr. Blum were deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc., he would own beneficially an aggregate of 5,350,621 shares, which is 15.2% of the Common Stock. Although Mr. Blum is joining in this Amendment as a Reporting Person, the filing of this Amendment shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

             (c) During the last 60 days, the Reporting Persons converted the Debentures into Common Stock and received additional shares of Common Stock as payment for accrued but unpaid interest, as described in Item 4 above. On September 11, 1995, BK-NEC II made an in-kind distribution to its three partners of all 1,506,190 shares it received in such conversion: 1,019,583 shares to BK-NEC, 15,478 to RCBA L.P. and 471,129 to an unaffiliated person. On September 29, 1995, RCBA L.P. also distributed an aggregate of 276,132 shares of Common Stock to three managed accounts for which it had served as investment adviser.

             (d) and (e)   Not applicable.

             Item 6.   Contracts, Arrangements, Understandings or
                       Relationships with Respect to Securities of the Issuer

             BK-NEC has pledged 1,000,000 shares of Common Stock to Bank of America to secure a loan from Bank of America to BK-NEC.

             Except for the contracts, arrangements, understandings and relationships described above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer,


          CUSIP No. 635 771-10-8     SCHEDULE 13D             Page 18 of 21



             finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

             Item 7.   Material to be Filed as Exhibits

             Exhibit A      Joint Filing Undertaking.


          CUSIP No. 635 771-10-8     SCHEDULE 13D             Page 19 of 21



                                       Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  October 12, 1995

             BK CAPITAL PARTNERS II, L.P.       RICHARD C. BLUM & ASSOCIATES,
             BK CAPITAL PARTNERS III, L.P.      INC.
             BK CAPITAL PARTNERS IV, L.P.
             BK-NEC, L.P.
                                                By /s/ Donald S. Scherer
                                                  ______________________________
             By Richard C. Blum & Associates,      Donald S. Scherer,
                L.P., its General Partner          Secretary

                By Richard C. Blum &
                   Associates, Inc., its        /s/ N. Colin Lind
                   General Partner              ________________________________
                                                RICHARD C. BLUM

                   By /s/ Donald S. Scherer     By N. Colin Lind
                      _______________________      Attorney-in-Fact
                      Donald S. Scherer,
                      Secretary


             RICHARD C. BLUM & ASSOCIATES,      THE COMMON FUND
             L.P.
                                                By Richard C. Blum & Associates,
                By Richard C. Blum &               L.P., its Investment Adviser
                   Associates, Inc., its
                   General Partner                 By Richard C. Blum &
                                                      Associates, Inc., its
                                                      General Partner
                   By /s/ Donald S. Scherer
                      _______________________
                      Donald S. Scherer,              By /s/ Donald S. Scherer
                      Secretary                         ________________________
                                                         Donald S. Scherer,
                                                         Secretary


          CUSIP No. 635 771-10-8     SCHEDULE 13D             Page 20 of 21



                                     INDEX TO EXHIBITS


                                                               Sequentially
             Item             Description                      Numbered Page

             Exhibit A        Joint Filing Undertaking               21

          CUSIP No. 635 771-10-8     SCHEDULE 13D             Page 21 of 21




                                     EXHIBIT A

                              JOINT FILING UNDERTAKING

                   The undersigned, being duly authorized thereunto, hereby
             execute this agreement as an exhibit to Amendment No. 9 to
             Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

             DATED:  October 12, 1995

             BK CAPITAL PARTNERS II, L.P.       RICHARD C. BLUM & ASSOCIATES,
             BK CAPITAL PARTNERS III, L.P.      INC.
             BK CAPITAL PARTNERS IV, L.P.
             BK-NEC, L.P.
                                                By /s/ Donald S. Scherer
             By Richard C. Blum & Associates,     ______________________________
                L.P., its General Partner          Donald S. Scherer,
                                                   Secretary
                By Richard C. Blum &
                   Associates, Inc., its        /s/ N. Colin Lind
                   General Partner
                                                ________________________________
                   By /s/ Donald S. Scherer     RICHARD C. BLUM
                      _______________________
                      Donald S. Scherer,        By N. Colin Lind
                      Secretary                    Attorney-in-Fact


             RICHARD C. BLUM & ASSOCIATES,      THE COMMON FUND
             L.P.
                                                By Richard C. Blum & Associates,
                By Richard C. Blum &               L.P., its Investment Adviser
                   Associates, Inc., its
                   General Partner                 By Richard C. Blum &
                                                      Associates, Inc., its
                                                      General Partner
                   By /s/ Donald S. Scherer
                      _______________________         By /s/ Donald S. Scherer
                      Donald S. Scherer,                ________________________
                      Secretary                          Donald S. Scherer,
                                                         Secretary